Filed Pursuant to Rule 424(b)(3)

                                                    Registration No. 333-84814

                         UNITS OF BENEFICIAL INTEREST

       AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

                 Prospectus Supplement Dated December 16, 2002
                      to Prospectus Dated April 22, 2002


                                 INTRODUCTION

          This is a Supplement to the Prospectus dated April 22, 2002 for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the "Collective Trust"). This Supplement describes material changes to the American Bar Association Members Retirement Program (the "Program") resulting from the recent amendment and restatement of the agreement between State Street Bank & Trust Company ("State Street") and the American Bar Retirement Association ("ABRA"), as sponsor of the Program, under which State Street provides administrative and investment services to the Program. Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus, which either accompanies this Supplement or previously has been sent to you. Upon written or oral request, State Street will provide you with a copy of the Prospectus, without charge. You can request a Prospectus from State Street by writing to State Street Bank and Trust Company, Attention ABRA Customer Service, Post Office Box 9109, Boston, Massachusetts 02209-9109 or by calling 1-800-348-2272; or from the Program's internet web site at http://www.abraretirement.com.

                    CHANGE TO LARGE-CAP GROWTH EQUITY FUND

          The Large-Cap Growth Equity Fund (the "Fund") is described on pages 28 and 29 of the Prospectus. As described on page 28, under the caption "Strategy," a portion of the Fund (approximately 33 1/3%) is invested to replicate the Russell 1000 Growth Index, which is comprised of those stocks in the Russell 1000 Index that, in the opinion of Frank Russell & Company, have greater than average growth orientation. The Russell 1000 Index is comprised of the 1,000 largest companies ranked according to market capitalization in the Russell 3000 Index. (The Russell 3000 Index is described on pages 29-31 of the Prospectus under the description of the Index Equity Fund.) The remainder of the Fund is actively managed.

          As described under the caption "Investment Advisors" on page 29, Bankers Trust Company has served as advisor to State Street with respect to the indexed portion of the Fund. As soon as is practicable after the date of this Supplement (and prior to January 1, 2003), the indexed portion of the Fund will be invested in the State Street Bank and Trust Company Russell 1000 Growth Index Securities Lending Fund, a collective investment fund maintained by State Street, and Bankers Trust Company no longer will serve as an advisor to State Street.

          No other changes are being made to the Large-Cap Growth Equity Fund.

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                        CHANGES TO DEDUCTIONS AND FEES

          The fees paid to State Street are described on pages 57 through 62 of the Prospectus. Pursuant to the amended and restated agreement between State Street and ABRA, certain of those fees will change as described below.

Program Expense Fee

          Effective January 1, 2003 and continuing through December 31, 2006, the program expense fee payable to State Street will be computed monthly, based on the number of participants in the Program, as follows: The monthly program expense fee will be one-twelfth of the sum of (i) $800,000, plus (ii) $194 multiplied by the number of participants in the Program, other than active participants without account balances, as of the last Business Day of the preceding month, plus (ii) $194 multiplied by the excess, if any, of the number of active participants of the Program without account balances as of the last Business Day of the preceding month over the number of such participants as of December 31, 2002. This fee will accrue daily and be payable monthly.

                  Benefit payments under the Program generally are made by check. Before such a check becomes payable, funds for its payment are transferred from the Collective Trust to a non-interest bearing account with State Street. No separate fee is charged for processing benefit payments. Rather, State Street retains any earnings attributable to outstanding benefit checks, and these earnings have been taken into account in setting State Street's fees under the Program. The program expense fee described in the preceding paragraph reflects a $300,000 reduction for earnings estimated to be attributable to outstanding benefit checks.

Trustee, Management and Administration Fees

          Effective January 1, 2003, the fee payable to State Street for its management, administration and custody of the assets in the Investment Options (other than Self-Managed Accounts and Equitable Real Estate Accounts), will be payable at the following rates:

          Aggregate Value of Assets in Stable Asset Return,
          Intermediate Bond, Balanced, Large-Cap Value Equity,
          Large-Cap Growth Equity, Index Equity, Mid-Cap Value
          Equity, Mid-Cap Growth Equity, Small-Cap Equity and
          International Equity Funds                                     Rate
                                                                         ----


          First $1.0 billion........................................    .149%

          Next $1.8 billion..........................................   .058%

          Over $2.8 billion..........................................   .025%

This fee is accrued on a daily basis and paid monthly from the assets of the Funds. The trustee, management and administrative fees attributable to the Funds held in the Structured Portfolio Service are also accrued and paid from the Funds.

          The other fees paid by the Program or Investors to State Street are not changed.

Investment Advisor Fees

          The fee payable to Bankers Trust Company based on the value of assets in the indexed portion of the Large-Cap Growth Equity Fund described on page 59 of the Prospectus will not be paid



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after Bankers Trust Company ceases to be an investment advisor to State
Street, as described above under the caption "Changes to Large-Cap Growth Equity Fund."

          The fees payable to other investment advisors are not changed.



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